UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___August 2007_____

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: August 27th, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Updates Cardiff Gas Condensate Field Testing

Wellington, New Zealand - August 27, 2007 - Austral Pacific Energy Ltd.

(TSX-V: APX; NZSX: APX; AMEX: AEN)

Workover of Cardiff 2AST1

Austral Pacific Energy Ltd. is pleased to announce that work on Cardiff 2AST1 is now underway. Long-lead equipment has been contracted and the company is finalising a contract with Parker Drilling International to secure Rig 252 for working over the well prior to testing the K3E reservoir.

The plan is that a coiled tubing unit will be used to plug off the perforations in the McKee sandstone. Rig 252 will then be used to pull the existing tubing, plug the perforations in the K1A reservoir, and run a new tubing string and packer to isolate 25m of perforated gas bearing K3E Sandstone for testing. The workover is planned to be completed, with the well ready for testing, by late October, with the full test scheduled to take place in November.

Commenting on these important developments, CEO and President, Thompson Jewell said “We have been working hard on planning this workover and the subsequent test to maximise the data we can obtain; we feel strongly at this time that the K3E reservoir holds the greatest potential in this wellbore and results from the test will contribute significantly to our understanding of the potential of the greater Cardiff structure.”

Previous results of flow testing of the McKee and K1A sands in Cardiff-2AST1, undertaken during 2006, demonstrated sufficient commerciality to secure a mining permit. Deep gas projects similar to Cardiff have become more common in maturing basins in Canada, the USA and Australia where to a large extent the technical challenges have been addressed and overcome.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.